UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

COPART, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

217204106

(CUSIP Number of Class of Securities)

A. Jayson Adair

Chief Executive Officer

Copart, Inc.

14185 Dallas Parkway, Suite 300

Dallas, TX 75254

(972) 391-5000

(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copy to:

Paul A. Styer, Esq.

Senior Vice President, General Counsel and Secretary

Copart, Inc.

14185 Dallas Parkway, Suite 300

Dallas, TX 75254

(972) 391-5000

Copy to:

Robert F. Kornegay, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real, Suite 200

San Diego, California 92130-3002

Tel: (858) 350-2300

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$499,999,968	$58,100

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 13,888,888 shares of common stock at the tender offer price of $36.00 per share.
**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $116.20 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $58,100	Filing Party: Copart, Inc.
Form or Registration No.: 005-47299	Date Filed: June 4, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

AMENDMENT NO. 1 TO SCHEDULE TO-I

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed on June 4, 2015 by Copart, Inc., a Delaware corporation, (the “Schedule TO”). The Schedule TO, as amended by this Amendment No. 1, relates to the offer by Copart, Inc. to purchase up to 13,888,888 shares of its common stock, par value $0.0001 per share, at a price not greater than $36.00 nor less than $34.75 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 4, 2015 (the “Offer to Purchase”), previously filed as Exhibit (a)(1)(A) to the Schedule TO.

This Amendment No. 1 is filed to include the information set forth below. Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on Schedule TO.

Item 11 Additional Information.

On June 24, 2015, the Company filed a Current Report on Form 8-K, which is hereby incorporated by reference into the Schedule TO and Offer to Purchase.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2015	COPART, INC.

	By:	/s/ Paul A. Styer
Name: Paul A. Styer
Title: Senior Vice President, General Counsel, and Secretary